January 3, 2025

Alon Ben-Noon
Chief Executive Officer
NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B
Herzliya 4672562 Israel

       Re: NeuroSense Therapeutics Ltd.
           Registration Statement on Form F-3
           Filed December 26, 2024
           File No. 333-284051
Dear Alon Ben-Noon:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
General

1. We note the press release filed as Exhibit 99.1 to your Report on Form 6-K, filed
       December 23, 2024, stating that you "entered into a binding term sheet with a leading global pharmaceutical company to advance the development and commercialization of PrimeC[.]" Please revise your registration statement where appropriate to disclose the material terms of this binding term sheet as well as the identity of the counterparty. Additionally, please file the binding term sheet as an exhibit to this registration statement or, alternatively, please tell us why you are not required to do
       so. Refer to Item 601(b)(10) of Regulation S-K for guidance.
 January 3, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Gorsky at 202-551-7836 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Gary Emmanuel, Esq.